

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

November 10, 2016

Heath R. Byrd
Executive Vice President and Chief Financial Officer
Sonic Automotive, Inc.
4401 Colwick Road
Charlotte, North Carolina 28211

> **Re: Sonic Automotive, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Filed February 26, 2016**
> **File No. 1-13395**

Dear Mr. Byrd:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Item 8: Financial Statements and Supplementary Data.

Notes to Consolidated Financial Statements
General

1. We reference the risk factor regarding the examination of your 2006 -2008 California combined tax returns and the $7.4 million assessment, and that you are undergoing an audit for the 2009-2011 tax years.   Please tell us what consideration you gave to disclosing the income tax contingency in the notes to the consolidated financial statements and providing the disclosure required by ASC 450-20-50-4.

<u>6. Long-Term Debt, page F-18</u>

2. We note that your 7% senior subordinated notes, 5% senior subordinated notes and 2014 credit facilities include covenants which could restrict or prohibit the payment of dividends. Please tell us the most significant restrictions on the payment of dividends, and their pertinent provisions, and why there are no restrictions on retained earnings or net income as a result of the covenants. Please refer to 4-08(e)(1) of Regulation S-X.

<u>7. Income Taxes, page F-23</u>

3. Please explain to us why deferred income taxes presented in the first table do not agree to deferred income taxes reflected as an adjustment to reconcile net income to net cash provided by operating activities in the consolidated statements of cash flows.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Yolanda Guobadia, Staff Accountant, at (202) 551-3562 or me at (202) 551-3344 if you have questions regarding our comments or any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief
Office of Consumer Products